Mark S. Frey Chief Financial Officer Fairchild Semiconductor Corporation 82 Running Hill Road South Portland, ME 04106
Ms. Angela Crane
Branch Chief
Division of Corporation Finance, M.S. 0306
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fairchild Semiconductor International, Inc. Form 10-K for the fiscal year ended December 25, 2005 Filed on March 10, 2006 Form 8-K Filed April 20, 2006 SEC File No. 000-19974
Dear Ms. Crane:
This responds to the telephone conversation which took place on June 12, 2006 on the above-referenced filings.
At your request, we have prepared the following analysis of Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (FAS 48), specifically addressing the application of paragraphs 6 through 8 to our relationships with our customers, which are primarily distributors. Our analysis addresses each individual condition and explains why we believe it is appropriate that revenue recognition upon receipt of our products by the distributors is appropriate.
Paragraph 6 of FAS 48 includes six conditions that must be met in order for revenue to be recognized at the time of the sale when the right of return exists. We have enumerated those conditions below and explained, using our situation-specific circumstances, why we believe these conditions are satisfied.
a)	The seller’s price to the buyer is substantially fixed or determinable at the date of the sale.
Our prices to our distributors are generally fixed at the date of the sale. An exception to this is future price protections credits given to distributors upon resale, which ensures their margin on the ultimate end sale. We have historically had these types of programs in place since the beginning of the company’s history in our European and North American regions, and to a lesser extent in our Southeast Asia (SEA) region prior to 2004. During 2004 and 2005 we began to expand these programs in our SEA region which contributed to a reserve increase.
The reserves for price protection have increased over the time period from 2003 to 2005 as a result of several factors. During this time period sales to

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
June 27, 2006

our world wide distributors located in our SEA sales region began to increase. Price protection is a typical term that we offer to our world wide distributors; therefore, the reserves have increased as a result. SEA is also our largest sales region, therefore the impact of beginning to offer price protection can have a noticeable impact on our sales reserve balances. Additionally, we also began to offer these types of programs to some of our local distributors in our SEA sales region. In some cases, particularly with the existing local distributors, we have actually increased our gross selling price and then increased our sales reserves as well.
Additionally, in the last few years we have implemented a program in our SEA region that we call our FOCUS program which we have found to be successful in our other sales regions. This program targets sales of specifically identified part numbers and is an incentive for our distributors to sell product on which we wish to concentrate our sales efforts. This reserve accrual is based upon our sales of these specific part numbers with an historical rate applied to the amount of incentive actually attained. These historical rates are fairly consistent over time and we do perform look backs to ensure that the proper rate is being applied.
Because we have a strong history of being able to estimate these types of reserves, we believe that this historical knowledge provides us with a foundation for implementing these new programs and being able to estimate the appropriate level of reserves going forward. We do not view the profile of our distributors within our SEA sales region as significantly different from our distributors in our other sales regions, or as hindering our ability to prepare reasonable estimates of necessary reserves.
b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
The payment terms that we maintain with our distributors have no relation to the ultimate resale of the product by the distributor. Our payment terms range anywhere from 2% discount/10 days, net/30 days to net/90 days depending upon the sales regions. These terms are generally dictated by our distributor contracts and competitive market practices and we have experienced consistent payment by the distributor based upon those terms. Our days sales outstanding, which is a common metric for tracking how quickly revenue converts to cash, consistently ranges from 36 to 40 days.
c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
June 27, 2006

Once the product is in the possession of the distributor (i.e. delivered to their location or handed over to their carrier) risk of loss and title have passed and we no longer have any obligation or intention of covering losses incurred by the customer for theft or physical destruction, nor have we ever had such a claim from our customers.
d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
The distributors to which we sell product have their own separate physical warehousing, facilities and employees. They are separate and distinct businesses with real business and economic substance apart from Fairchild and they receive no direct or indirect financing from Fairchild.
e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
None of the terms and conditions with our customers require future performance by Fairchild to directly bring about the resale of the product by our customers.
f)	The amount of future returns can be reasonably estimated.
Based upon the programs we currently have in place and our historical experience in other sales regions, we believe that we are able to reasonably estimate the amount of future returns and allowances. We track returns based upon an historical look back method. We have not experienced significant differences in our reserve rates compared to actual returns.
In accordance with Paragraph 7 of FAS 48, if the above conditions are met, then any costs that may be expected in connection with returns shall be accrued in accordance with FAS 5, Accounting for Contingencies. Paragraph 7 states that revenue shall be reduced to reflect estimated returns. The company does accrue for estimated returns at the time of the sale based upon an historical rate and by reducing revenue. Volume based incentives accrue at the time of the sale based upon a systematic allocation tied to the underlying transaction that results in progress by the customer towards earning the incentive in accordance with EITF 01-9 Accounting for Considerations Given By a Vendor to a Customer (Including a Reseller of the Vendor’s Product) as outlined in our previous response to you.
Paragraph 8 of FAS 48 outlines circumstances that may impair a company’s ability to make a reasonable estimate of returns. These factors are enumerated below with our

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
June 27, 2006

analysis as to why we believe these factors do not impair our ability to make a reasonable estimate.
a)	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.
The products in our portfolio tend to have longer life cycles than some other semiconductor companies. For example, new products, which we define as products introduced in the last three years, make up approximately 30% of our total revenue each quarter. The other 70% of our revenue represents products which were introduced more than three years ago.
Changing demand levels do impact our products. However, we have several systems in place that give us visibility into changing demand patterns. First, our customers place backlog, or product orders, onto our systems for up to 26 weeks. Secondly, our distributors report end market demand to us on a monthly basis. Thirdly, we employ sophisticated supply chain tools which aid us in calculating statistical models that identify changes in end market demand. Because of the historical look back methodology that we employ to estimate the necessary level of sales reserves, the visibility we have into end market demands, and the large number of products in our product portfolio to spread the risk (approximately 40,000 active devices), we believe that factors such as technological obsolescence and changing demand patterns do not impair our ability to make reasonable estimates of sales reserves.
b)	Relatively long periods in which a particular product may be returned.
Product returns for warranty purposes are generally limited to a one year time frame. We do employ stock rotation programs, however, in our contracts with our customers, these are expressed in terms of a maximum percentage of quarterly revenue, thereby increasing our ability to estimate the necessary reserve. Additionally, the time to close out stock rotations is typically completed within six months of the customer earning the credit.
c)	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.
Our company focuses on selling only semiconductors. While we have had new programs that have been implemented recently in our SEA sales region, we have a long history of offering price protection and other sales incentives to our customers which provides us with significant experience and increases

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
June 27, 2006

our ability to estimate reserves for returns and incentives. Additionally, we continually perform look back analyses that reviews our historical experience and uses this information in the development of future estimates.
d)	Absence of a large volume of relatively homogeneous transactions.
Our 2005 sales of $1.4 billion resulted from the shipment of over 16 billion semiconductor units. While these semiconductors were of varying types, this does represent a large volume of relatively homogeneous product.
Based upon the facts and circumstances outlined above, we believe that we meet the criteria outlined in FAS 48 for recognizing revenue based upon a sell-in method and that we do not have any factors that impair our ability to appropriately estimate our reserves.
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We have also filed this cover letter on EDGAR. You may contact me at 207-775-8447 if you have questions regarding our responses. Additionally, please forward all future correspondence to the fax number 207-761-3415 rather than our general corporate fax number of 207-761-6139 so that we may respond in a timely manner to your requests.
Regards,
/s/ Mark S. Frey
Mark S. Frey
Chief Financial Officer